Laboratory Corporation of America-Registered Trademark- Holdings
358 South Main Street
Burlington, NC   27215
Telephone:  336-584-5171

FOR IMMEDIATE RELEASE
---------------------
Contact:  336-436-4855                  Shareholder Direct: 800-LAB-0401
          Pamela Sherry                                     www.labcorp.com


      LABORATORY CORPORATION OF AMERICA-REGISTERED TRADEMARK- REPORTS
           RECORD SECOND QUARTER RESULTS ON STRONG VOLUME GROWTH

    Growth Strategy Continues to Positively Impact Financial Performance

Burlington, NC, July 19, 2000 - Laboratory Corporation of America-Registered Trademark- Holdings (LabCorp-Registered Trademark-) (NYSE:
LH) today announced significantly improved results for the quarter and six months ended June 30, 2000.

Second Quarter Results
----------------------
Net sales for the second quarter were $482.4 million, operating income was $71.3 million, and net income was $32.7 million. This compares with net sales of $429.5 million, operating income of $42.1 million, and net income of $19.9 million in the second quarter of 1999. Diluted earnings per common share for the quarter were $0.94, versus $0.56 for the comparable 1999 quarter. The 12.3 percent increase in net sales is the result of a 9.2 percent increase in volume and a 3.1 percent increase in price.

Earnings before interest, taxes, depreciation, and amortization (EBITDA) were $93.1 million for the second quarter, or 19.3 percent of net sales, versus $63.3 million, or 14.7 percent of net sales, for the comparable period in 1999. Days sales outstanding (DSO) for the quarter improved to 70 days from 72 days at the end of the first quarter. The balance owed on LabCorp's term loan was reduced to $522.5 million at the end of the second quarter, from $573.4 million at the end of 1999, and the balance on its $450 million revolving line of credit facility remained at zero. Operating cash flow for the quarter was $81.4 million, compared to $50.8 million in the second quarter of 1999.

"LabCorp had another excellent quarter driven by volume and price increases in all key segments of our business," noted Thomas P. Mac Mahon, president and chief executive officer. "We made measurable gains in generating new business and maintaining existing accounts. Our focus on increasing managed care and hospital business also contributed to our success."

Six Month Results
-----------------
For the six-month period ended June 30, 2000, LabCorp generated net sales of $945.1 million, operating income of $128.7 million, and net income of $58.4 million. For the same period in 1999, net sales were $847.4 million, operating income was $76.5 million, and net income $34.0 million. Diluted earnings per common share were $1.71 in the first half of 2000, compared to $0.79 in the 1999 period. The revenue increase of approximately 11.5 percent consists of a 8.6 percent increase in volume and a 2.9 percent increase in price. EBITDA for the first six months of 2000 was $171.4 million, or 18.1 percent of net sales, versus $118.7 million, or 14.0 percent of net sales, for the comparable period in 1999. Operating cash flow was $129.9 million compared to $75.9 million for the comparable period in 1999.

"LabCorp's strategy to leverage our national scale with selected acquisitions, increase the number of managed care plans, and expand our genomic testing capabilities is a key component of this success,"
said Mr. Mac Mahon.    "Additionally, our recently announced
agreement to acquire National Genetics Institute, Inc. underscores our commitment to strategic growth and technological innovation."

A live broadcast of LabCorp's quarterly conference call will be available online at www.labcorp.com or at www.streetfusion.com, on July 20, 2000, beginning at 9:00 a.m. Eastern Daylight Time, with an online rebroadcast continuing through October 16, 2000.

Laboratory Corporation of America-Registered Trademark- Holdings (LabCorp-Registered Trademark-) is a national clinical laboratory with annual revenues of $1.7 billion in 1999. With 18,000 employees and over 100,000 clients nationwide, the company offers more than 2,000 clinical tests ranging from simple blood analyses to sophisticated molecular diagnostics. LabCorp leverages its expertise in innovative clinical testing technology with three Centers of Excellence. The Center for Molecular Biology and Pathology, in Research Triangle Park (RTP), North Carolina, develops applications for polymerase chain reaction (PCR) technology. Its Center for Occupational Testing in RTP is one of the world's largest substance abuse testing facilities, and the Center for Esoteric Testing in Burlington, North Carolina, performs the largest volume of specialty testing in the network. LabCorp's clients include physicians, state and federal government, managed care organizations, hospitals, clinics, pharmaceutical and Fortune 1000 companies, and other clinical laboratories.

Each of the above forward-looking statements is subject to change based on various important factors, including without limitation, competitive actions in the marketplace and adverse actions of governmental and other third-party payors. Further information on potential factors that could affect LabCorp's financial results is included in the Company's Form 10-K for the year ended December 31, 1999 and subsequent SEC filings.
                           - End of Text -
                         - Table to Follow -

              LABORATORY CORPORATION OF AMERICA HOLDINGS
                  Summarized Financial Information
            (Dollars in millions, except per share data)

                                           (Unaudited)         (Unaudited)
                                       Three Months Ended    Six Months Ended
                                             June 30,            June 30,
                                       ------------------    ---------------
                                         2000      1999       2000     1999
                                       ------------------    ---------------
Statement of Operations Data:
Net sales                              $ 482.4    $ 429.5    $ 945.1  $ 847.4
Cost of sales                            281.2      265.2      560.4    531.7
Selling, general and administrative 122.1 114.4 240.5 223.5 Amortization of intangibles and
 other assets                              7.8        7.8       15.5     15.7
                                        ------     ------     ------   ------
Operating income                          71.3       42.1      128.7     76.5
                                        ------     ------     ------   ------
Interest expense                           9.3       10.3       19.8     20.8
                                        ------     ------     ------   ------
Earnings before income taxes              60.6       32.0      108.2     54.8

Provision for income taxes               (27.9)     (12.1)     (49.8)   (20.8)
                                        ------     ------     ------   ------
Net earnings                              32.7       19.9       58.4     34.0

Less preferred stock dividends and
  accretion of mandatorily
  redeemable preferred stock              19.8       12.8       34.6     24.0
                                        ------     ------     ------   ------
Net income (loss) attributable to
  common shareholders                   $ 12.9     $  7.1     $ 23.8   $ 10.0
                                        ======     ======     ======   ======
Diluted earnings per share              $  0.94    $  0.56    $  1.71   $ 0.79
                                        =======    =======    =======  =======
Weighted-average shares outstanding -
  diluted                                 34.7       12.6       34.2     12.6
                                        ======     ======     ======   ======

                                         (Unaudited)
                                      Six Months Ended         Year Ended
                                          June 30,             December 31,
                                      ----------------        -------------
                                            2000                  1999
                                      ----------------        -------------
Balance Sheet Data:
Cash and cash equivalents              $    59.2               $   40.3
Accounts receivable, net                   372.7                  348.0
Property, plant & equipment                272.4                  273.2
Intangible assets, net                     813.7                  804.0
Other assets                               115.3                  124.7
                                        --------               --------
                                       $ 1,633.3              $ 1,590.2
                                        ========               ========

Total bank debt                        $   522.5              $   573.4
Other liabilities                          321.3                  282.7
Redeemable preferred stock                 446.0                  558.7
Shareholders' equity                       343.4                  175.4
                                        --------               --------
                                       $ 1,633.3              $ 1,590.2
                                        ========               ========